[redacted]

SEC 15046885 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-66436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJA Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd., #204
(No. and Street)

Westlake Village CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jodi Wicks (818) 707-8319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd., 11th Floor, West Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12015

OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M+A Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Director

Title

Notary Public

SEE CALIFORNIA
Ack FORM
ATTACHED TS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On Febuary 25, 2015 before me, Francisco Javier Sanchez-Notary Public
(insert name and title of the officer)

personally appeared Thomas J. Murphy, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

FRANCISCO JAVIER SANCHEZ
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2069628
LOS ANGELES COUNTY
My Comm. Exp. November 13, 2018

Signature ______________________ (Seal)

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash and cash equivalents	$ 559,121
Accounts and other receivables	55,282
Other receivables - State LLC fee overpayment	9,290
Total current assets	623,693
Property, at cost:	
Computer equipment	88,741
Furniture	34,159
Leasehold improvements	6,245
Total property, at cost	129,145
Less: accumulated depreciation	(101,806)
Property, net	27,339
Other assets:	
Deposit	3,809
Total other assets	3,809
Total assets	$ 654,841

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Employee reimbursements payable	$ 19,140
Total current liabilities	19,140
Commitments and contingencies (see Notes)	
Members' equity	635,701
Total liabilities and members' equity	$ 654,841

See accompanying notes to financial statements.

M&A CAPITAL
INVESTMENT BANKERS

M&A Capital, LLC
32129 Lindero Canyon Rd. • Suite 204 • Westlake Village, CA 91361
818.707.8300 • Fax 818.707.8320 • *www.MandAcap.com*

February 25, 2015

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC Headquarters
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re : 2014 Audited Financial Statements
SEC 8-66436
CRD #131286

To whom it may concern,

Enclosed please find 2 copies of the following 2014 Audited Financial Statements :

1. Full Long Form Audited Financial Statements including Agreed Upon Procedures Report
2. Short-Form Audited Financial Statements

If you need anything further, please contact me at (818) 707-8319.

Regards,

Jodi L. Wicks
Financial Operations Consultant

Enc.